Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

      March 26, 2024

VIA EDGAR

Lisa N. Larkin

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Municipal Income Fund, Inc.

File Numbers: 333-274654, 811-05488

Dear Ms. Larkin:

You previously provided counsel to Nuveen Municipal Income Fund, Inc. (the “Registrant” or the “Fund”) with comments to the Registrant’s shelf offering registration statement on Form N-2 (the “Registration Statement”), which was filed on September 22, 2023. Stradley Ronon Stevens & Young, LLP has since been engaged to serve as counsel to the Registrant with respect to the Registration Statement and, therefore, I am writing to respond to your comments. For convenience, each of your comments as recorded by prior counsel are repeated below, with the response immediately following. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

PROSPECTUS

Outside Front Cover

1.

Comment: The staff of the U.S. Securities and Exchange Commission (the “Staff”) notes the inclusion of the Fund’s policy to invest “at least 80% of its Assets … in municipal securities and other related investments, the income from which are exempt from regular federal income taxes,” under “Fund Strategies and Policies” on the Cover Page to the Registration Statement. Consider clarifying this language to note that this is a fundamental policy of the Fund.

Response: The Registrant has revised the disclosure on its Cover Page to no longer include such information. Accordingly, no additional changes are necessary.

Ms. Lisa N. Larkin

March 26, 2024

The Fund’s Investments

2.

Comment: The Staff notes that the Registrant states, under the description of “The Fund’s Investments,” that the Fund “may invest in certain derivative instruments in pursuit of its investment objective.” The following sentence then specifies certain derivatives (e.g., financial futures contracts, swap contracts, etc.) and concludes by referencing “or other derivative instruments.” Please specify these “other” derivative instruments or delete this language if it is not necessary.

Response: The Registrant has revised its Registration Statement to incorporate by reference information already contained in its most recent annual report on Form N-CSR, which includes information about the Fund’s investment objectives, policies and portfolio contents. Accordingly, the disclosure referenced by the Staff is no longer included in the Registration Statement.

3.	Comment: The Staff notes that the Registrant states, under the description of “The Fund’s Investments,” that the Fund may purchase and sell MMD Rate Locks. Please explain what this term is.

Response: Please see response to Comment 2 above.

4.

Comment: The Staff notes that, “[a]s a fundamental policy, the Fund will not leverage its capital structure by issuing senior securities such as preferred shares or debt instruments.” However, the Staff also notes that the second sentence under “The Fund’s Investments—Fundamental Policies,” which describes how the Fund might change its 80% Policy, references “preferred shares” of the Fund. Accordingly, consider deleting these references to “preferred shares.”

Response: Please see response to Comment 2 above.

5.

Comment: The Staff notes that the last sentence under the description of “Maturity and Duration” in the section titled “Portfolio Composition and Other Information—Municipal Securities” references “the effects of leverage.” Consider deleting “the effects of leverage” from this sentence since the Fund does not engage in leverage.

Response: Please see response to Comment 2 above.

Incorporation by Reference

6.

Comment: In the section titled “Incorporation by Reference,” consider adding introductory disclosure to clarify that any SEC filings made by the Registrant after the date of the initial registration statement and prior to the effectiveness of the Registration Statement shall be deemed to be incorporated by reference into this Amendment.

Ms. Lisa N. Larkin

March 26, 2024

Response: The Registrant has reviewed the disclosure under “Incorporation by Reference” and believes it accurately reflects the relevant reports and other documents to be incorporated by reference into the Registration Statement.

* * * * * *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 215.564.8528 or, in my absence, Stephen LaChine at 312.964.3522.

Sincerely,

/s/ Joel D. Corriero
Joel D. Corriero

Enclosures

Copies (w/encl.) to

M. Winget

E. Fess

E. Purple

S. LaChine